Exhibit 15-b1



Kenny Scharf (b. 1958)



The Painting comes from a unique series created this past April by Kenny Scharf. Masterworks acquired the entire series directly from the Gallery it was commissioned by, making our investors the first ever owners of this important work.

INVESTMENT THESIS

Initial Offering Price

$194,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

23.3%

Sharpe Ratio (1990-2022) watch video

Kenny Scharf	▲0.80
All Art	0.23
S&P 500	0.56

74% Progress

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Kenny Scharf

(b. 1958)

Why we like this offering

1. Evolution Revolution III is a medium-scale painting and is a part of the Evolution Revolution series created by Kenny Scharf this past April for a special New York City gallery exhibition.
2. The Evolution Revolution series explores the themes of evolution and revolution. The paintings are characterized by their bright colors, bold shapes, and cartoon characters.
3. Masterworks bought the Painting directly from the Gallery which commissioned the monumental works, making Masterworks' investors the first ever owners of the Painting.
4. The average price realized at auction for works by Kenny Scharf have increased by over 50% between 2015 and 2022.
5. The tree in the center of the Painting is a recurring subject in Scharf's work. From a young age Scharf was interested in nature and he recalls having dreams of green forests. In his own words, "large trees always struck me as messengers from another time—beautiful beings, so stable and wise."
6. While the realized auction sale record for a work by Kenny Scharf clocks in at just over $980,000, works by close contemporaries such as Keith Haring have achieved prices in excess of $6.5 million.
7. As of June 9, 2023, works similar to the Artwork have sold in excess of $450,000. These include "Travel Time" (1984), which sold for $870,000 in November 2021, "Op-Bob" (1985), which sold for $630,000 in November 2022 and "3" (1994), which sold for $450,000 in November 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$4,912,358	45	$780,000

Average Prices



136.5K
102.3K
68.2K
34.1K
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Turnover by Year



4.9M
3.7M
2.5M
1.2M
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Lots Auctioned



Sold
Unsold
49
36.75
24.5
12.25
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price | $194,000

Offering Circular | sec.gov/edgar

Painting







About Kenny Scharf

Kenny Scharf (born November 23, 1958) is an American painter known for his participation in New York City's interdisciplinary East Village art scene during the 1980s, alongside Jean-Michel Basquiat and Keith Haring. Scharf's do-it-yourself practice spanned painting, sculpture, fashion, video, performance art, and street art. Growing up in post-World War II Southern California, Scharf was fascinated by television and the futuristic promise of modern design. His works often includes pop culture icons, such as the Flintstones and the Jetsons, or caricatures of middle-class Americans in an apocalyptic science fiction setting. — Wikipedia

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KENNY
SCHARF

b. 1958, UNITED STATES



Acrylic and enamel on canvas | 89 × 35 in.

Kenny Scharf, born in 1958 in Los Angeles, California, is an American artist known for his vibrant and whimsical pop art and graffiti art. Growing up in the vibrant cultural scene of Southern California, Scharf was heavily influenced by the emerging pop culture, street art, and cartoons of the 1960s.

$194,000

INITIAL OFFERING

23.3% ANNUAL APPRECIATION OF SIMILAR WORKS SOLD SINCE 2010[2]

▲0.80 SHARPE RATIO[3]

8.4% MEDIAN REPEAT SALE PAIR APPRECIATION[5]

18.5% RECORD PRICE GROWTH[4]

Kenny Scharf, born in 1958 in Los Angeles, California, is an American artist known for his vibrant and whimsical pop art and graffiti art. Growing up in the vibrant cultural scene of Southern California, Scharf was heavily influenced by the emerging pop culture, street art, and cartoons of the 1960s. His formative years were spent exploring various artistic mediums, including painting, sculpture, and installation art.

After completing his formal training at the School of Visual Arts in New York City, Scharf began exhibiting his work in the early 1980s. After graduating, Scharf moved to the East Village, where he became involved in the East Village art scene. Scharf's early work was influenced by the pop art movement. He often used bright colors and bold shapes in his paintings. He also incorporated elements of graffiti and cartoons into his work. In the early 1980s, Scharf began to create large-scale installations. These installations often featured brightly colored geometric shapes and cartoon characters. Scharf's work became increasingly popular in the 1980s. He exhibited his work in galleries and museums around the world. He also collaborated with other artists, such as Keith Haring and Jean-Michel Basquiat. His first exhibitions showcased his unique blend of pop art and street art aesthetics, characterized by bold colors, cartoonish imagery, and a playful sense of humor. It was during this time that he gained recognition and rose to fame within the art world.

The Painting is a characteristic example of Kenny Scharf's unique style, and was created in April 2023 as part of the Evolution Revolution series. The series consists of a group of large-scale paintings by Kenny Scharf that explore the themes of evolution and revolution. The paintings are characterized by their bright colors, bold shapes, and cartoon characters. The Painting is a colorful and chaotic composition that features a variety of different elements, including cartoon characters, trees and snake-like creatures on the tree. The painting is dominated by bright colors, such as blue, green, and purple. The use of colors is an important part of Scharf's work, bright colors are the way for Scharf to convey and enhance deep feelings and emotions. The cartoon characters in the painting are recurring subjects in Scharf's work and characteristic of his style. Throughout his career, Scharf's artwork has featured the creation of organic, blob-like forms. These abstract figures, characterized by their fluid and curvaceous shapes, often evoke a sense of playfulness and joy. Scharf's use of vibrant colors and expressive lines brings these blob figures to life, capturing the viewer's imagination and inviting them into a world of fantastical characters. The tree in the center of the painting is also a recurring subject in Scharf's work. From a young age he was interested in nature and he recalls having dreams with green forests, in his own words; "large trees always struck me as messengers from another time—beautiful beings, so stable and wise." Evolution Revolution III is a significant work by Kenny Scharf that is representative of his unique and innovative style. The painting is a celebration of the human imagination and the power of art to transform the world. As of June 1, 2023 works similar to the Artwork in size have sold at auction in excess of $150,000. These are led by: "Marge Simpson" (1992-1997), which sold for $375,000 at Christie's, Online on December 15, 2020, and "Flores Flores Flores", which sold for $162,500 at Sotheby's New York on May 17, 2019.

AS OF MAY 31, 2023, THE TOP AUCTION PRICES FOR THE ARTIST WERE ACHIEVED BY "CITY OF THE FUTURE" (2005), WHICH SOLD FOR $983,175 AT BONHAMS, NEW YORK ON MAY 19, 2022, "TRAVEL TIME" (1984), WHICH SOLD FOR $870,000 AT CHRISTIE'S NEW YORK ON NOVEMBER 9, 2021 AND "OP-BOB" (1985), WHICH SOLD FOR $630,000 AT SOTHEBY'S, NEW YORK ON NOVEMBER 17, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[2]


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Kenny Scharf has held numerous major exhibitions throughout his career, both in the United States and internationally. His work has been showcased in renowned institutions such as the Whitney Museum of American Art in New York, the Museum of Contemporary Art in Los Angeles, and the Museum of Modern Art in Paris. His artworks have become sought-after additions to prestigious permanent collections, including the Guggenheim Museum, the Art Institute of Chicago, and the Tate Modern. In recent years, there has been a notable market movement surrounding Scharf's work, with an increasing demand from collectors and investors, making his pieces a potentially valuable investment for those interested in the intersection of contemporary art and pop culture. As of May 31, 2023, the top auction prices for the artist were achieved by “City of the Future” (2005), which sold for $983,175 at Bonhams, New York on May 19, 2022, “Travel Time” (1984), which sold for $870,000 at Christie’s New York on November 9, 2021 and “Op-Bob” (1985), which sold for $630,000 at Sotheby’s, New York on November 17, 2022.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Kenny Scharf with the following criteria: works on canvas, height measuring from 50 to 100, width measuring from 20 to 50 inches. The set includes sales since 2010. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 23.3% CAGR implied from selected sales occurring from January 1, 2010 to June 30, 2021. Attractive historical price appreciation for similar works to the Painting: 7.7% CAGR implied from selected sales occurring from May 6, 1992 to June 30, 2021

3. The risk-adjusted appreciation, otherwise known as “Sharpe Ratio”, can be used to evaluate the total performance of an asset, portfolio, or in this case the artist’s market, and indicates how well the artist’s market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Kenny Scharf has a risk-adjusted appreciation of 0.80. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist’s first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

4. A “record price” reflects the highest hammer price (excluding auction house buyer’s premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist’s market momentum and growth rate. Paintings by Kenny Scharf have a record price compound annual growth rate (“CAGR”) of 18.5% from November 7, 1985 to December 31, 2022. This calculation is based on (i) a record price of $1,400 on November 7, 1985, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $780,000, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist’s market over time. The median repeat sale pair appreciation for Kenny Scharf is 8.4%, which is based on 19 repeat sales during the time period beginning on the first purchase price date for the artist’s earliest repeat sales pair, which in the case of Kenny Scharf was May 9, 1990 and ending on the last date a repeat sale occurred for such artist, which in the case of Kenny Scharf was June 29, 2022. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.